Exhibit (l)(1)

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Independent Registered Public Accounting Firm" in the Prospectus dated September 16, 2022, included in this Pre-Effective Amendment No. 1 to the Registration Statement (Form N-4, File No. 333-265679) of Lincoln National Variable Annuity Account L (the “Registration
Statement”).

We also consent to the use of our reports (1) dated March 8, 2022, with respect to the consolidated financial statements of The Lincoln National Life Insurance Company and (2) dated April 20, 2022, with respect to the financial statements of each of the subaccounts within Lincoln National Variable Annuity Account L, for the year ended December 31, 2021, incorporated by reference in this Registration Statement, filed with the Securities and Exchange Commission.

Philadelphia, Pennsylvania
September 16, 2022